

September 20, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of MATTHEWS INTERNATIONAL FUNDS, under the Exchange Act of 1934:

- Matthews Emerging Markets Sustainable Future Active ETF, $0.001 par value per share

- Matthews Pacific Tiger Active ETF, $0.001 par value per share

- Matthews India Active ETF, $0.001 par value per share

- Matthews Japan Active ETF, $0.001 par value per share

- Matthews Asia Dividend Active ETF, $0.001 par value per share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com